Exhibit 99.1

Enthusiast Gaming’s EV.IO Wins Multiple Game of the Year Awards

Plans to integrate AI to amplify gameplay experience

LOS ANGELES, Feb. 02, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, announces today that its browser-based, first- person shooter game, EV.IO, continues to attract industry accolades as a pre-eminent web3 gaming offering, including recently winning FPS Game of the Year and Esports Game of the Year at the Web3 Gam3rs Choice Awards earlier this week, following wins in the categories of best esports title and best multiplayer title at the Polkastarter GAM3 Awards in December.

EV.IO has been developed in-house by the Company as a cross-chain blockchain game, seeking to utilize emergent technologies, such as blockchain and artificial intelligence (AI) to amplify the gameplay experience, all while keeping a low barrier of entry by making it playable directly in the browser.

EV.IO has taken a leadership position among web3 games through its continued expansion into new esports content experiences, like the Luminosity Cup and its strategic partnership with Hut 8 Mining, highlighting the flywheel nature of utilizing assets across the Enthusiast Gaming portfolio to drive value for audiences and brands.

“We are thrilled to continue to be recognized amongst the top web3 games by our industry peers,” said Bill Karamouzis, President of Enthusiast Gaming. “Our goal with EV.IO has always been to reach web3 gamers in an authentic way with first- class gameplay, while also providing brands a unique way to reach new audiences. Our upcoming roadmap includes adding AI to continue amplifying the gameplay experience.”

Play online anytime at www.ev.io.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
 Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s future business activities related to EV.IO.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax, and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties, and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.